1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterra.com

May 21, 2009

QMM: NYSE Amex
QTA: TSX VENTURE
NR-05-09

QUATERRA RECEIVES NYSE AMEX NOTIFICATION

VANCOUVER B.C. - Quaterra Resources Inc. (“the Company”) today announced it has received notice from the staff of the NYSE Amex LLC (the “Amex”) that, based on their review of publicly available information, the Company does not currently meet certain of the Amex’s continued listing standards as set forth in Part 10 of the Amex’s Company Guide (the “Company Guide”).

Specifically, the Company is not in compliance with Section 1003(a)(i) of the Company Guide with stockholders’ equity of less than $2,000,000 and net losses in two of the three most recent fiscal years, Section 1003(a)(ii) of the Company Guide with stockholders’ equity of less than $4,000,000 and net losses in three of the four most recent fiscal years, Section 1003(a)(iii) of the Company Guide with stockholders’ equity of less than $6,000,000 and net losses in the five most recent fiscal years, and Section 1003(a)(iv) of the Company Guide in that the Company has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Amex, as to whether the Company will be able to continue operations and/or meet its obligations as they mature.

In order to maintain listing of the Company’s common shares on the Amex, the Company must submit a plan by June 17, 2009 addressing how it intends to regain compliance with Section 1003(a)(iv) by November 18, 2009 and Sections 1003(a)(i), (ii), and (iii) by November 18, 2010.

The Company expects to submit a plan before June 17, 2009. If the Amex accepts the plan, then the Company may be able to continue its listing during the plan period, up to November 18, 2010, during which time the Company will be subject to periodic review to determine whether it is making progress consistent with the plan. If the Company fails to submit a plan acceptable to the Amex, or even if accepted, if the Company is not in compliance with the continued listing standards at the end of the plan period or the Company does not make progress consistent with the plan during the period, then the Amex may initiate delisting proceedings.

The Company’s common shares continue to trade on Amex under the symbol “QMM” but will become subject to the trading symbol extension “BC” to denote noncompliance with the Amex’s continued listing standards.

The Company’s common shares also continue to be listed on the TSX Venture Exchange in Canada under the symbol “QTA.V” and that listing should be unaffected by the Amex action.

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Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,

“Scott Hean”
Scott Hean,
Chief Financial Officer, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals, and include the Company’s ability to submit a plan to the Amex, the Amex’s acceptance of the plan, the continued listing of the Amex’s shares on the Amex, the Company’s ability to increase its shareholders’ equity, continue operations, and meet its obligations. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Similarly, the NYSE Amex has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

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